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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                                  (Amendment 2)

                    Under the Securities Exchange Act of 1934

                           First Priority Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock,$.015 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    335914206
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                                 (CUSIP Number)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 335914206


________________________________________________________________________________
1.       Name of Reporting Person IRS Identification No.
         Barry J. Spiegel

________________________________________________________________________________
2.       Check the Appropriate Box if a Member of a Group
         a.       |_|
         b.       |_|
________________________________________________________________________________
3.       SEC Use Only


________________________________________________________________________________
4.       Citizenship or Place of Organization
         USA

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
                    763,333
   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
                    0
  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
                    763,333
  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
                    0
    WITH
________________________________________________________________________________
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         763,333

________________________________________________________________________________
10.      Check if the Aggregate Amount in row (9) Excludes Certain Shares.


________________________________________________________________________________
11.      Percent of Class Represented by Amount in Row 9:
         8.39%

________________________________________________________________________________
12.      Type of Reporting Person:
         IN


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________________________________________________________________________________
Item 1(a)       Name of Issuer:

                First Priority Group, Inc.

________________________________________________________________________________
Item 1(b)       Address of Issuer's Principal Executive Offices:

                51 East Bethpage Road
                Plainview, NY. 11803
________________________________________________________________________________
Item 2(a)       Name of Person Filing:

                Barry J. Spiegel
________________________________________________________________________________
Item 2(b)       Address of Principal Business Office or, if none, Residence:

                51 East Bethpage Road
                Plainview, NY. 11803
________________________________________________________________________________
Item 2(c)       Citizenship:

                United States of America
________________________________________________________________________________
Item 2(d)       Title of Class of Securities:

                Common Stock par value $.015 per share
________________________________________________________________________________
Item 2(e)       CUSIP Number:

                335914206
________________________________________________________________________________
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (a) [ ] Broker or Dealer registered under Section 15 of the Act

                (b) [ ] Bank as defined in section 3(a)(6) of the Act

                (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

                (d) [ ] Investment Company registered under section 8 of the
                        Investment Company Act

                (e) [ ] Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

                (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                        Sections 240.13d-1(b)(1)(ii)(F)

                (g) [ ] Parent Holding Company, in accordance with
                        Sections 240.13d-1(b)(ii)(G) (Note: See Item 7)

                (h) [ ] Group, in accordance with Sections 240.13d-1(b)(1)(ii)
                        (H)


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________________________________________________________________________________
Item 4(a)       Amount Beneficially Owned

                As of December 31, 1999

                763,333 shares. [Includes stock options with the right to purchase up to 163,333 shares at $.75 per share.]
________________________________________________________________________________
Item 4(b)       Percent of Class: 8.39%


________________________________________________________________________________
Item 4(c)       Number of share as to which such person has:

                (i)   sole power to vote or to direct the vote:  763,333
                (ii)  shared power to vote or to direct the vote: 0
                (iii) sole power to dispose or to direct the disposition
                      of: 763,333
                (iv)  shared power to dispose or to direct the disposition of: 0
________________________________________________________________________________
Item 5          Ownership of Five Percent or Less of a Class:

                Inapplicable.

________________________________________________________________________________
Item 6          Ownership of More than Five Percent on Behalf of Another Person.

                Inapplicable.

________________________________________________________________________________
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Inapplicable.
________________________________________________________________________________
Item 8          Identification and Classification of Members of the Group:

                Inapplicable.

________________________________________________________________________________
Item 9          Notice of Dissolution of Group:

                Inapplicable.

________________________________________________________________________________
Item 10         Certification:

                Inapplicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000



By:   /s/ Barry J. Spiegel
      --------------------------
      Barry J. Spiegel